[redacted]

13013376

AB 3/7

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2013 WASH, D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Boylston Street, 7th Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Diamos 404-797-7276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Ave, Ste 202	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/11/13

OATH OR AFFIRMATION

I, **Thomas Sargent, Principal/CEO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bostonia Global Securities, LLC**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

PETER Y. FLYNN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES
MAY 2 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2012 and 2011

Rogers, Suleski Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2012 and 2011

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2012 and 2011

Contents | ***Page(s)***

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditor's Report

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

We have audited the accompanying balance sheet of Bostonia Global Securities LLC as of December 31, 2012 and 2011, and the related statements of income, member's equity, and cash flows for the years ended December 31, 2012 and 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Income Statement Schedule and the Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Income Statement Schedule and the Computation of Net Capital has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Income Statement Schedule and the Computation of Net Capital is fairly stated in all material respects in relation to the financial statements as a whole.

Roger Sulesky & Associates, LLC

Needham Heights, Massachusetts
January 30, 2013

BOSTONIA GLOBAL SECURITIES LLC

Balance Sheet

As of December 31, 2012 and 2011

	2012	2011
ASSETS		
Current assets:		
Cash - unrestricted	$1,508,505	$1,169,567
Cash - restricted	110,404	109,884
Deposits	842	483
Deposit account, clearing broker	100,000	99,002
Other receivables	3,675	-
Due from affiliates	25,176	21,081
Total current assets	1,748,602	1,400,017
Property and equipment, net	123,162	133,022
Total Assets	$1,871,764	$1,533,039
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts Payable	$ 13,674	$ 2,310
Accrued profit sharing	-	15,236
Accrued expenses	14,000	12,000
Reserve for Tullytown	8,603	11,733
Other current liabilities	-	3,047
Total current liabilities	36,277	43,326
Member's equity:		
Membership units	87,500	87,500
Accumulated capital	1,747,987	1,402,213
Total member's equity	1,835,487	1,489,713
Total Liabilities and Member's Equity	$1,871,764	$1,533,039

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC
Statement of Income
For the Years Ended December 31, 2012 and 2011

	2012	2011
Net revenue	$9,825,791	$6,100,730
Operating expenses	2,833,153	3,373,844
Net income	$6,992,638	$2,726,886

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Member's Equity

For the Years Ended December 31, 2012 and 2011

	Membership Units	*Accumulated Capital*	*Total Member's Equity*
Balance at December 31, 2010	$ 87,500	$1,279,518	$1,367,018
Net income	-	2,726,886	2,726,886
Member's capital distributions	-	(2,604,191)	(2,604,191)
Balance at December 31, 2011	87,500	1,402,213	1,489,713
Net income	-	6,992,638	6,992,638
Member's capital distributions	-	(6,646,864)	(6,646,864)
Balance at December 31, 2012	$ 87,500	$1,747,987	$1,835,487

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Cash Flows

For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 6,992,638	$ 2,726,886
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,861	9,436
(Increase) decrease in operating assets:		
Other current assets	(359)	31,017
Due to/from affiliates	(4,095)	(14,297)
Other receivables	(3,675)	-
Reserve account, clearing broker	(998)	998
Increase (decrease) in operating liabilities:		
Accrued expenses	2,000	(3,120)
Reserve for Tullytown	(3,130)	11,733
Other current liabilities	(5,920)	19,593
Net Cash Provided by Operating Activities	6,986,322	2,782,246
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(31,172)
Distribution of investment to members	-	60,000
Net Cash Provided by Investing Activities	-	28,828
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(6,646,864)	(2,604,191)
Net Cash Used in Financing Activities	(6,646,864)	(2,604,191)
Net Increase in Cash	339,458	206,883
Cash at Beginning of Year	1,279,451	1,072,568
Cash at End of Year		
Unrestricted	1,508,505	1,169,567
Restricted	110,404	109,884
	$ 1,618,909	$ 1,279,451

See Accompanying Notes to Financial Statements

1. Nature of Business

Bostonia Global Securities LLC (the "Company") is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts limited liability company that is a wholly-owned subsidiary of Bostonia Group, LLC (the Company's holding company). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

2. Summary of Significant Accounting Policies

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Restricted Cash
Restricted cash consists of a bank certificate of deposit held as collateral for a standby letter of credit. The standby letter of credit secures the operating lease for the office discussed in Note 6. As of December 31, 2012 and 2011, the restricted cash amount is $110,404 and $109,884, respectively.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes
The Company is organized as a single-member Limited Liability Company ("LLC"). Under the provisions of the Internal Revenue Code, a single-member LLC is treated as a Sole Proprietorship for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company is includable in the Member's individual income tax returns.

The Company follows ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the years ended December 31, 2012 and 2011, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

2. *Summary of Significant Accounting Policies (continued)*

Income Taxes (continued)
As of December 31, 2012, the Company's holding company's Federal and state tax returns generally remain open for possible examination for a period of three years after the date which the returns were filed.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
The company records expenses for advertising when the liability is incurred. The amounts expensed for the years ended December 31, 2012 and 2011, are $9,960 and $10,823 respectively.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2012	2011
Furniture and fixtures	7 or 10 years	$ 39,500	$ 39,500
Computer equipment	5 or 10 years	59,212	59,212
Office equipment	5 years	18,697	18,697
Software	3 years	1,675	1,675
Leasehold improvements	40 years	82,496	82,496
		201,580	201,580
Less accumulated depreciation		(78,418)	(68,558)
		$ 123,162	$ 133,022

Depreciation expense totaled $9,861 and $9,436, for the years ended December 31, 2012 and 2011, respectively.

4. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the years ended December 31, 2012, and 2011, the Company had net capital of $1,682,632 and $1,335,127 respectively, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.02 to 1 and 0.03 to 1, respectively.

5. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.

- Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2012 and 2011, a computation of reserve requirement is not applicable to Bostonia Global Securities LLC, as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3:

- Under Rule 15c 3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c 3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

6. *Commitments*

Lease Commitments
The Company leases office facilities under an operating lease agreement that expires on October 15, 2017. This lease is secured by a standby letter of credit and a certificate of deposit held as collateral. The Company's annual future minimum payments required under this lease are as follows:

2013	$ 217,856
2014	217,856
2015	223,744
2016	223,744
2017	229,632
Total	$1,112,832

Rental expense under operating leases was approximately $114,948 and $31,238 for the years ended December 2012 and 2011, respectively. The Company shares office space and rent expense with a sister company, Bostonia Partners, LLC.

Fully Disclosed Correspondent Clearing Agreement
During 2005, the Company entered into a fully disclosed correspondent clearing agreement with another broker-dealer (the "clearing firm"). The agreement provides, among other things, that the clearing firm will act as the securities clearing firm for the Company. The agreement also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit to be refunded at the termination of the agreement. During 2012 and 2011, net clearing service fees were $5,585 and $5,982, respectively.

7. *Related Party Transactions*

In the normal course of business, the Company conducts certain transactions with other related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company Bostonia Group, LLC.

The Company created a wholly owned subsidiary named Tullytown HD, LLC ("Tullytown") to facilitate the delivery of a loan note to a corporate trust entity. This entity's sole purpose was to facilitate this transaction and not to function as an operating entity. The Company has reserved for future expenses related to Tullytown. The reserve for Tullytown for the years ended December 31, 2012 and 2011, was $8,603 and $11,733, respectively.

7. ***Related Party Transactions*** *(continued)*

Following is a summary of balances and transactions with affiliates as of and for the years ended December 31, 2012 and 2011:

	2012	2011
Due from Bostonia Holding LLC	$ 17,548	$ 16,081
Due from SPA Realty Holding LLC	7,628	5,000
Total due from affiliates	$ 25,176	$ 21,081

8. ***Profit Sharing Plan***

Beginning in 2011, the company adopted a Safe Harbor 401(k) plan for its employees. The plan permits employees to make pre-tax salary deferral contributions, and the employer can make a nonelective contribution equal to 3% of compensation to each eligible employee's account. The Company accrued a contribution under this plan of $15,236 for the year ended December 31, 2011.

9. ***Change in Ownership***

Effective January 1, 2011, there was a change in ownership of the Company. A new holding company (called "Bostonia Group LLC" or the "Group") was formed as a limited liability company and holds Bostonia Partners LLC and Bostonia Global Securities LLC as wholly-owned subsidiaries. The Group has no separate business activity other than management of the subsidiaries. The Group is managed by a board of managers elected by its members. Each of the subsidiaries continues to conduct their pre-reorganization business.

10. ***Management's Review of Subsequent Events***

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2012 financial statements through January 30, 2013, the date on which the financial statements were available to be issued and has determined that there are no additional adjustments and/or disclosures required.

11. Concentrations

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

12. Non-Cash Investing Transactions

Non-cash investing activities for the year ended December 31, 2011 consist of the distribution of an investment to members in the amount of $60,000.

13. Reclassifications

Certain prior period amounts have been reclassified to conform with current year presentation.

14. Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A -5 as of December 31, 2012 and 2011

Reconciliation with company's computation of net capital included in part IIA of Form X-17A-5 consisted of the following as of December 31, 2012 and 2011:

	2012	2011
Net capital as reported in company's part IIA Un-audited FOCUS report	$1,703,601	$1,302,931
Audit adjustments:		
Accrued accounting fee adjustment	(11,850)	(7,698)
To reclass undeposited funds to cash	-	41,865
To adjust the reserve for Tullytown	520	(11,733)
To adjust accrued 401(k) Employer contribution to actual	(9,639)	-
Client adjustments:		
Liability adjustments	-	9,762
Adjusted net capital	$1,682,632	$1,335,127

BOSTONIA GLOBAL SECURITIES LLC
Income Statement Schedule
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUE		
Commissions income	$9,824,254	$6,100,095
Other income	1,537	635
Total revenue	$9,825,791	$6,100,730
OPERATING EXPENSES:		
Accounting expense	$ 12,476	$ 23,984
Advertising	9,960	10,823
Annual report	520	500
Bank service charges	14,629	14,540
Commissions/advisory fee	796,995	1,788,327
Depreciation	9,861	9,436
Dues and subscriptions	140,257	108,678
Education and training	5,477	10,119
Equipment lease	3,169	2,322
Insurance - health	164,123	132,460
Insurance – business	34,587	34,300
Legal and professional fees	267,344	143,065
License and registration	1,060	5,289
Meals and entertainment	19,099	39,404
Office supplies and expense	43,879	41,095
Other taxes	1,902	-
Payroll taxes	59,636	50,218
Postage and delivery	3,150	1,879
Rent	114,948	31,238
Regulatory	23,708	23,910
Repair and maintenance	1,882	7,588
Retirement plan	46,764	16,186
Salaries and wages	1,011,726	837,740
Telephone and internet	17,715	14,847
Travel and lodging	25,674	23,584
Utilities	2,612	2,312
Total operating expenses	$2,833,153	$3,373,844

BOSTONIA GLOBAL SECURITIES LLC

Computation of Net Capital

As of December 31, 2012 and 2011

	2012	2011
Total assets	$1,871,764	$1,533,039
Total liabilities	36,277	43,326
Net worth	1,835,487	1,489,713
Non-allowable assets	(152,855)	(154,586)
Net capital	1,682,632	1,335,127
Minimum net capital	5,000	5,000
Excess net capital	$1,677,632	$1,330,127

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c 3-3

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Bostonia Global Securities LLC as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sullivan & Associates, LLC

Needham Heights, Massachusetts
January 30, 2013

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Accountants' Report on Applying Agree-Upon Procedures Related to SIPC Assessment Reconciliation

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Bostonia Global Securities LLC and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bostonia Global Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bostonia Global Securities LLC's management is responsible for Bostonia Global Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries for general assessment noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified partied listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Suleski & Associates, LLC

Needham Heights, MA 02494
January 30, 2013